Exhibit 99.1

Innate Pharma Presents Positive Results From TELLOMAK Phase 2 Study With Lacutamab in Patients With Sézary Syndrome at ASH 2023

  Results confirm promising clinical activity, durable responses and favorable safety of lacutamab in heavily pretreated post-mogamulizumab Sézary Syndrome patients.
  Virtual KOL event will be held on Tuesday, December 12, 2023 at 7:00AM PST (4:00PM CET)

MARSEILLE, France--(BUSINESS WIRE)--December 10, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced positive final results from the Phase 2 TELLOMAK study in Sézary Syndrome (SS). The results were presented at the ASH 2023 Annual Meeting, in San Diego, California.

As of May 1, 2023, data cutoff, patients in the Sézary Syndrome cohort (cohort 1, n=56) received a median of 5 prior systemic therapies, including mogamulizumab, and had a median follow-up of 14.4 months.

The data demonstrated that lacutamab showed robust clinical activity and an overall favorable safety profile. The global confirmed objective response rate (ORR) was 37.5% (21/56), including 2 complete responses (CR) and 19 partial responses (PR). Overall response rate (ORR) in the skin was 46.4% (26/56), including 5 CR and 21 PR and ORR in the blood was 48.2% (27/56) with 15 CR and 12 PR. Median progression-free survival was 8.0 months (95% CI 4.7-21.2). In patients who achieved a global response, the median duration of response is 12.3 months (95% CI 5.2-NE).

	Best Global Response N=56	Best Response in Skin N=56	Best Response in Blood N=56	Best Response in LN N=46[1]
Best Response (N, %)
CR	2 (3.6)	5 (8.9)	15 (26.8)	3 (6.5)
PR	19 (33.9)	21 (37.5)	12 (21.4)	6 (13.0)
SD	28 (50.0)	27 (48.2)	24 (42.9)	28 (60.9)
PD	7 (12.5)	3 (5.4)	5 (8.9)	5 (10.9)
NE	0	0	0	4 (8.7)
ORR% [95%CI]	37.5% [26.0-50.6]	46.4% [34.0-59.3]	48.2% [35.7-61.0]	19.6% [10.7-33.2]

Table 1: Efficacy results in SS patients (n=56)

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[1] includes patients not involved at baseline who progressed in the LN

“The rapid and durable responses observed in the Phase 2 TELLOMAK trial which enrolled heavily pretreated patients, confirms that treatment with lacutamab achieves clinically meaningful outcomes for patients with Sézary Syndrome after at least two prior systemic therapies,” commented Dr. Sonia Quaratino, Chief Medical Officer of Innate Pharma. “Enrollment to TELLOMAK study is completed and long-term follow-up will provide more mature data on the key study endpoints in due course.”

Prof. Pierluigi Porcu, Director, Division of Hematologic Malignancies and Hematopoietic Stem Cell Transplantation, Sidney Kimmel Cancer Center, Jefferson Health, Philadelphia, and Principal Investigator in the TELLOMAK study, added: “Sézary Syndrome patients treated with more than two prior systemic therapies including mogamulizumab, represent a high unmet medical need population with poor quality of life. It is promising to see lacutamab achieving remarkable efficacy along with favorable safety in this heavily pre-treated population. We thank the investigators, clinical research coordinators, patients and caregivers involved in the TELLOMAK program.”

Innate Pharma will host a virtual KOL event, featuring Prof. Pierluigi Porcu, on lacutamab, highlighting results from ASH oral presentation on Tuesday, December 12, 2023 at 7:00AM PST (4:00PM CET).

Virtual KOL Event Details
Tuesday, December 12, 2023 at 7:00 AM PST (4:00PM CET)
The live webcast will be available at the following link: https://events.q4inc.com/attendee/341836372
Participants may also join via telephone using the following registration link: https://registrations.events/direct/Q4I90753

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.

About Lacutamab

Lacutamab is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody that is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease, and peripheral T cell lymphoma (PTCL). Rare cutaneous lymphomas of T lymphocytes have a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with mycosis fungoides and peripheral T-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

Lacutamab is granted European Medicines Agency (EMA) PRIME designation and US Food and Drug Administration (FDA) granted Fast Track designation for the treatment of patients with relapsed or refractory Sézary syndrome who have received at least two prior systemic therapies. Lacutamab is granted orphan drug status in the European Union and in the United States for the treatment of CTCL.

About TELLOMAK

TELLOMAK (NCT03902184) is a global, open-label, multi-cohort Phase 2 clinical trial recruiting patients with Sézary syndrome and mycosis fungoides (MF) in the United States and Europe. Specifically:

  Cohort 1: lacutamab being evaluated as a single agent in approximately 60 patients with Sézary syndrome who have received at least two prior systemic therapies, including mogamulizumab. The Sézary syndrome cohort of the study could enable the registration of lacutamab in this indication.
  Cohort 2: lacutamab being evaluated as a single agent in patients with MF that express KIR3DL2, as determined at baseline with a Simon 2-stage design.
  Cohort 3: lacutamab being evaluated as a single agent in patients with MF that do not express KIR3DL2, as determined at baseline, with a Simon-2 stage design.
  All comers: lacutamab being evaluated as a single agent in patients with both KIR3DL2 expressing and non-expressing MF to explore the correlation between the level of KIR3DL2 expression and treatment outcomes utilizing a formalin-fixed paraffin embedded (FFPE) assay under development as a companion diagnostic.

The trial is now fully enrolled. The primary endpoint of the trial is objective global response rate. Key secondary endpoints are progression-free survival, duration of response, overall survival, quality of life, pharmacokinetics and immunogenicity and adverse events.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu